THE TURNER CORPORATION
AND ITS SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
"(in thousands, except per share amounts)"

                                                                          June 30,

                                                                                            1994         1993
PRIMARY
Weighted average common shares outstanding                 5,108       5,051

Common stock equivalents (assuming the use of the
 proceeds from their exercise or issuance to acquire
 treasury stock using the average quarterly market price)
 granted under employee stock option and stock purchase plans 80          124

Weighted average common and common equivalent
 shares outstanding                                         5,188       5,175

Earnings available to common shareholders less dividends
  on preferred stock, net of tax                           $1,142        $928

Earnings per common share                                   $0.22       $0.18

FULLY DILUTED

Weighted average shares outstanding used in the
  computation of primary earnings per share                 5,108       5,051

Common stock equivalents (assuming the use of the proceeds
  from their exercise or issuance to acquire treasury stock using the quarter ended market price) granted under employee stock
  option and stock purchase plans                              80         60

Conversion of convertible preferred stock to common stock     849        849

Stock option equivalent shares                                  -         68

Weighted average common and common equivalent
shares outstanding                                           6,037     6,028

Earnings available for common shareholders less
  preferred dividend differential                           $1,142      $940

Earnings per share                                          $0.19      $0.16